SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 8, 2009
(Commission File No. 333-131938)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___
If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM Honored with Airbus's Operational Excellence in Latin America Award

The company is one of the two best operators in the world of the A320 family of aircraft

São Paulo, May 8, 2009 – (NYSE: TAM and Bovespa: TAMM4) We received the Airbus Operational Excellence Award for the A320 family in recognition of its service history with single-aisle aircraft. The awards ceremony took place this week in Paris during a symposium Airbus hosts every two years for all A320 family operators worldwide. This is the fourth consecutive time we won this biennial award. The previous times were in 2003, 2005 and 2007.

“It is with great satisfaction that we have once more received recognition from Airbus for our work with the A320 aircraft. This is the direct result of our day-to-day efforts striving for Technical-Operational Excellence, one of the pillars of our business”, stated Commander David Barioni Neto, our President.

In total, nine awards were given to operators of the various types of aircraft in the A320 family.  We were one of two operators being recognized for its exceptional technical reliability with the entire A320 family.

The awards selection criteria are based on two years of operational data and take into consideration the number of aircraft in the company’s fleet, the daily usage rate, technical reliability and the number of flight delays due to operational circumstances.

“TAM has established a highly efficient Airbus aircraft operation, with very high daily usage rates and incredible operational reliability”, said Charles Champion, Executive Vice-President of Client Services.

We are the largest Airbus A320 family client in Latin America. Currently, our operational fleet is composed of 132 aircraft altogether, with 125 Airbus models (20 A319's, 82 A320's, 5 A321's, 16 A330's and two A340's), and four Boeing 777-300ER's, as well as three B767-600's.

The A320 family is widely recognized as a benchmark among single-aisle aircraft. More than 6,300 of these aircraft have already been sold, and more than 3,700 have already been delivered to nearly 280 clients and operators around the world.

Investor Relations: Phone: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ir	Press Agency Contact: Media Relations www.tam.com.br www.taminforma.com.br MVL Comunicação Phone: (55) (11) 3594-0328 equipetam@mvl.com.br

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed March 2009 with 49.3% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 86.8% in March. Operations abroad include TAM flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 5.5 million subscribers and has awarded more than 7.4 million tickets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.